SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


                                 FINAL AMENDMENT


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                  ROBECO-SAGE TRITON INSTITUTIONAL FUND, L.L.C.
                                (Name of Issuer)

                  ROBECO-SAGE TRITON INSTITUTIONAL FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                               Timothy J. Stewart
                  Robeco-Sage Triton Institutional Fund, L.L.C.
                     c/o Robeco Investment Management, Inc.
                                909 Third Avenue
                                   32nd Floor
                            New York, New York 10022
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Person(s) Filing
                                   Statement)

                                 With a copy to:
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131


                                  June 1, 2009
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


     Transaction Valuation: $5,000,000 (a) Amount of Filing Fee: $279.00 (b)

1. Calculated as the aggregate maximum purchase price for Units.

2. Calculated at $ 55.80 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  ___________________________

         Form or Registration No.:  ___________________________

         Filing Party:  ______________________________________

         Date Filed:  ________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]       third-party tender offer subject to Rule 14d-1.

[X]       issuer tender offer subject to Rule 13e-4.

[ ]       going-private transaction subject to Rule 13e-3.

[ ]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on June 1, 2009 by Robeco-Sage Triton Institutional Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $5,000,000 of units of interests in the Fund ("Units") as of September 30, 2009, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 1, 2009.

         This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following  information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern Time, on June 26, 2009.

         2. No Units were tendered prior to the expiration of the Offer and, therefore, no Units were accepted for repurchase and paid by the Fund in accordance with the terms of the Offer.



                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     ROBECO-SAGE TRITON INSTITUTIONAL
                                     FUND, L.L.C.

                                     By:    /s/   Timothy J. Stewart
                                        ---------------------------------------
                                          Name:   Timothy J. Stewart
                                          Title:  Principal Manager
November 9, 2009